ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “David D.Cates”	Original signed by “Gabriel (Mac) McDonald”
David D. Cates	Gabriel (Mac) McDonald
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

March 8, 2018

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Denison Mines Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Denison Mines Corp. and its subsidiaries (the company) as of December 31, 2018 and 2017, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles
As discussed in Note 3 to the consolidated financial statements, the company changed the manner in which it accounts for revenue and financial instruments in 2018.  The company also changed its presentation currency in 2018, as discussed in Note 3.

Basis for Opinions
The company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

 PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
March 7, 2019

We have served as the company's auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the company.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At December 31 2018	At December 31 2017	At January 1 2017
ASSETS		Restated (notes 3, 5)	Restated (notes 3, 5)
Current
Cash and cash equivalents (note 7)	$23,207	$3,636	$15,894
Investments (note 10)	-	37,807	-
Trade and other receivables (note 8)	4,072	4,791	3,226
Inventories (note 9)	3,584	3,454	3,196
Prepaid expenses and other	843	664	660
	31,706	50,352	22,976
Non-Current
Inventories-ore in stockpiles (note 9)	2,098	2,098	2,098
Investments (note 10)	2,255	7,359	5,049
Investments in associates (note 11)	5,582	5,305	6,011
Restricted cash and investments (note 12)	12,255	12,184	3,107
Property, plant and equipment (note 13)	258,291	249,002	252,392
Total assets	$312,187	$326,300	$291,633

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,554	$5,756	$5,561
Current portion of long-term liabilities:
Deferred revenue (note 14)	4,567	4,936	-
Post-employment benefits (note 15)	150	250	250
Reclamation obligations (note 16)	877	819	1,088
Other liabilities (note 17)	1,337	3,835	2,850
	12,485	15,596	9,749
Non-Current
Deferred revenue (note 14)	33,160	33,716	-
Post-employment benefits (note 15)	2,145	2,115	2,209
Reclamation obligations (note 16)	29,187	27,690	27,060
Other liabilities (note 17)	-	-	845
Deferred income tax liability (note 18)	12,963	17,422	20,168
Total liabilities	89,940	96,539	60,031

EQUITY
Share capital (note 19)	1,331,214	1,310,473	1,295,235
Share purchase warrants (note 20)	435	435	-
Contributed surplus (note 21)	63,634	61,799	60,612
Deficit	(1,174,163)	(1,144,086)	(1,124,523)
Accumulated other comprehensive income (note 22)	1,127	1,140	278
Total equity	222,247	229,761	231,602
Total liabilities and equity	$312,187	$326,300	$291,633

Issued and outstanding common shares (note 19)	589,175,086	559,183,209	540,722,365
Commitments and contingencies (note 27)
Subsequent events (note 29)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

"signed"	"signed"
Catherine J.G. Stefan	Brian Edgar
Director	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
	Year Ended December 31
(Expressed in thousands of CAD dollars except for share and per share amounts)	2018	2017
		Restated (notes 3, 5)

REVENUES (note 24)	$15,550	$16,067

EXPENSES
Operating expenses (note 23, 24)	(15,948)	(13,758)
Exploration and evaluation (note 24)	(15,457)	(16,643)
General and administrative (note 24)	(7,189)	(7,680)
Impairment reversal (expense) (note 13)	(6,086)	331
Other income (expense) (note 23)	(5,865)	1,995
	(50,545)	(35,755)
Loss before finance charges, equity accounting	(34,995)	(19,688)

Finance expense, net (note 23)	(3,653)	(4,226)
Equity share of income (loss) of associate (note 11)	277	(706)
Loss before taxes	(38,371)	(24,620)
Income tax recovery (note 18):
Deferred	8,294	5,166
Loss from continuing operations	(30,077)	(19,454)
Net loss from discontinued operations (note 6)	-	(109)
Net loss for the period	$(30,077)	$(19,563)

Other comprehensive income (loss) (note 22):
Items that may be reclassified to loss:
Foreign currency translation change	(13)	862
Comprehensive loss for the period	$(30,090)	$(18,701)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.05)	$(0.04)
Discontinued operations	$0.00	$0.00
All operations	$(0.05)	$(0.04)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	564,976	555,263

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
	Year Ended December 31
(Expressed in thousands of CAD dollars)	2018	2017
		Restated (notes 3, 5)
Share capital (note 19)
Balance-beginning of period	$1,310,473	$1,295,235
Shares issued for cash, net of issue costs	4,549	18,871
Flow-through share premium	(1,337)	(3,835)
Shares issued on acquisition of additional Wheeler River property interest (note 13)	17,529	-
Share options exercised-cash	-	90
Share options exercised-non cash	-	112
Balance-end of period	1,331,214	1,310,473

Share purchase warrants (note 20)
Balance-beginning of period	435	-
Warrants issued in connection with APG Arrangement (note 14)	-	435
Balance-end of period	435	435

Contributed surplus (note 21)
Balance-beginning of period	61,799	60,612
Stock-based compensation expense	1,835	1,299
Share options exercised-non-cash	-	(112)
Balance-end of period	63,634	61,799

Deficit
Balance-beginning of period	(1,144,086)	(1,124,523)
Net loss	(30,077)	(19,563)
Balance-end of period	(1,174,163)	(1,144,086)

Accumulated other comprehensive loss (note 22)
Balance-beginning of period	1,140	278
Foreign currency translation	(13)	862
Balance-end of period	1,127	1,140

Total Equity
Balance-beginning of period	$229,761	$231,602
Balance-end of period	$222,247	$229,761

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
	Year Ended December 31
(Expressed in thousands of CAD dollars)	2018	2017
CASH PROVIDED BY (USED IN):		Restated (notes 3, 5)
OPERATING ACTIVITIES
Net loss for the period	$(30,077)	$(19,563)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	8,585	9,135
Impairment expense (reversal) (note 13)	6,086	(331)
Stock-based compensation (note 21)	1,835	1,299
Recognition of deferred revenue (note 14)	(4,239)	(4,443)
Losses on reclamation obligation revisions (note 16)	369	71
Gain on extinguishment of toll milling liability (note 17, 23)	-	(899)
Loss on divestiture of Africa Mining Division (note 6)	-	109
Losses (gains) on property, plant and equipment disposals (note 23)	135	(27)
Losses (gains) on investments (note 23)	5,411	(2,417)
Equity loss of associate (note 11)	472	1,015
Dilution gain of associate (note 11)	(749)	(309)
Non-cash inventory adjustments and other	56	172
Deferred income tax recovery (note 18)	(8,294)	(5,166)
Foreign exchange losses (note 23)	1	853
Deferred revenue cash receipts (note 14)	-	39,980
Post-employment benefits (note 15)	(142)	(168)
Reclamation obligations (note 16)	(755)	(981)
Change in non-cash working capital items (note 23)	355	(1,455)
Net cash provided by (used in) operating activities	(20,951)	16,875

INVESTING ACTIVITIES
Divestiture of asset group, net of cash and cash equivalents divested:
Africa Mining Division (note 6)	-	(109)
Increase in loans receivable (note 8)	(250)	-
Sale of investments (note 10)	37,500	2,500
Purchase of investments (note 10)	-	(40,200)
Expenditures on property, plant and equipment (note 13)	(1,567)	(1,086)
Proceeds on sale of property, plant and equipment	361	248
Increase in restricted cash and investments	(71)	(9,077)
Net cash provided by (used in) investing activities	35,973	(47,724)

FINANCING ACTIVITIES
Repayment of debt obligations (note 17)	-	(370)
Issuance of common shares for:
New share issues-net of issue costs (note 19)	4,549	18,871
Share options exercised (note 19)	-	90
Net cash provided by financing activities	4,549	18,591

Increase (decrease) in cash and cash equivalents	19,571	(12,258)
Cash and cash equivalents, beginning of period	3,636	15,894
Cash and cash equivalents, end of period	$23,207	$3,636
Supplemental cash flow disclosure (note 23)

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements for the years ended December 31, 2018 and 2017
(Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 90.0% interest in the Wheeler River Joint Venture (“WRJV”), a 65.92% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 14). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and environmental consulting services (collectively “environmental services”) to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2018” and “2017” refer to the year ended December 31, 2018 and the year ended December 31, 2017 respectively.

2.
STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on March 7, 2019.

3.
ACCOUNTING POLICIES, ACCOUNTING CHANGES AND COMPARATIVE NUMBERS

Significant accounting policies

These consolidated financial statements are presented in Canadian dollars and all financial information is presented in Canadian dollars, unless otherwise noted. Effective January 1, 2018, the Company changed its presentation currency from U.S. dollars (“USD”) to Canadian dollars (“CAD”). The comparative periods have been restated to reflect this change in presentation currency and they have also been restated to reflect the adoption of IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. Refer to the “Accounting Changes for fiscal 2018” section below and note 5 for more information.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

A.
Consolidation principles

The financial statements of the Company include the accounts of DMC, its subsidiaries, its joint operations and its investments in associates.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint Operations

Joint operations include various mineral property interests which are held through option or contractual agreements. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. A joint operation may or may not be structured through a separate financial vehicle. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

Investments in associates

An associate is an entity over which the Company has significant influence and is neither a subsidiary, nor an interest in a joint operation. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies.

Associates are accounted for using the equity method. Under this method, the investment in associates is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the associate as if the associate had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. Dilution gains or losses arising from changes in the interest in investments in associates are recognized in the statement of income or loss.

The Company assesses at each period-end whether there is any objective evidence that an investment in an associate is impaired. If impaired, the carrying value of the Company's share of the underlying assets of the associate is written down to its estimated recoverable amount, being the higher of fair value less costs of disposal or value in use, and charged to the statement of income or loss.

B.
Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

C.
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

D.
Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled or expire.

At initial recognition, the Company classifies its financial instruments in the following categories:

Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through other comprehensive income (“FVTOCI”), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within other income (expense) - in the period in which they arise.

Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument and / or other similar asset that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in the statement of income or loss through finance income.

Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in net income through finance expense.

Refer to the “Fair Value of Financial Instruments” section of note 26 for the Company’s designation of its financial assets and liabilities.

E.
Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses associated with its financial assets that are not carried at FVTPL. Expected credit losses are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the assets original effective interest rate.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For “Trade and other receivables”, the Company calculates expected credit losses based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this computed amount either directly or indirectly through the use of an allowance account.

F.
Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles, in-process inventories and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

G.
Property, plant and equipment

Plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 – 5 years.

Mineral property acquisition, exploration, evaluation and development costs

Costs relating to mineral and / or exploration rights acquired through a business combination or asset acquisition are capitalized and reported as part of “Property, plant and equipment”.

Exploration expenditures are expensed as incurred.

Evaluation expenditures are expensed as incurred, until an area of interest is considered by management to be sufficiently advanced. Once this determination is made, the area of interest is classified as an evaluation stage mineral property, a component of the Company’s mineral properties, and all further non-exploration expenditures for the current and subsequent periods are capitalized. These expenses can include further evaluation expenditures such as mining method selection and optimization, metallurgical sampling test work and costs to further delineate the ore body to a higher confidence level.

Once commercial and technical viability has been established for a property, the property is classified as a development stage mineral property and all further development costs are capitalized to the asset. Further development costs include costs related to constructing a mine, such as shaft sinking and access, lateral development, drift development, engineering studies and environmental permitting, infrastructure development and the costs of maintaining the site until commercial production.

Such capital costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development stage mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded as a gain or loss on sale.

H.
Impairment of non-financial assets

Property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest level, or cash generating unit (“CGU”), for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are tested for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

I.
Employee benefits

Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income or loss and are adjusted, as required, on the obligations re-measurement date.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

The Company also has a share unit plan pursuant to which it may grant share units to employees – the share units are equity-settled awards. The Company determines the fair value of the awards on the date of grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in share-based compensation expense and the contributed surplus account. When such share units are settled for common shares, the applicable amounts of contributed surplus are credited to share capital.

Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

J.
Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred and if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation liability.

K.
Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

L.
Current and deferred Income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

M.
Flow-through common shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax deduction to the flow-through shareholders, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

N.
Revenue recognition

Revenue from pre-sold toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows is recognized as the toll milling services are provided. At contract inception, the Company estimates the expected transaction price of the toll milling services being sold based on available information and calculates an average per unit transaction price that applies over the life of the contract. This unit price is used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the timing, or volume of toll milling services, the per unit transaction price is adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch up adjustment is made to reflect the updated rate. The amount of the upfront payment received from the toll milling pre-sale arrangements includes a significant financing component due to the longer term nature of such agreements. As such, the Company also recognizes accretion expense on the deferred revenue balance which is recorded in net income through “Finance expense, net”.

Revenue from environmental services (i.e. DES)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and, is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probable that a subsequent reversal of revenue will not occur when the uncertainty has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer. Where it is determined that it is highly probable that a subsequent reversal of revenue will occur upon the resolution of the uncertainty, the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Revenue from management services (i.e. UPC)

The management services arrangement with UPC represents a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price for the contract is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer as the services are provided. The variable consideration related to the net asset value (“NAV”) based management fee was estimated at contract inception using the expected value method. It was determined that it is highly probable that a subsequent reversal of revenue would occur if the variable consideration was included in the transaction price, and as such, the variable portion of the transaction price will be measured and recognized when the uncertainty has been resolved (i.e. when the actual NAV has been calculated).

Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized when control of the related U3O8 or UF6 passes to the customer, which is the date when title of the U3O8 and UF6 passes.

Revenue from spot sales of uranium

In a uranium supply arrangement, the Company is contractually obligated to provide uranium concentrates to the customer. Each delivery is considered a separate performance obligation under the contract – revenue is measured based on the transaction price specified in the contract and the Company recognizes revenue when control to the uranium has been transferred to the customer.

Uranium can be delivered either to the customer directly (physical deliveries) or notionally under title within a uranium storage facility (notional deliveries). For physical deliveries to customers, the terms in the supply arrangement specify the location of delivery and revenue is recognized when control transfers to the customer which is generally when the uranium has been delivered and accepted by the customer at that location. For notional deliveries at a uranium storage facility, revenue is recognized on the date that the Company specifies the storage facility to transfer title of a contractually specified quantity of uranium to a customer’s account at the storage facility.

O.
Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

P.
Discontinued operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net income or loss of a discontinued operation and any gain or loss on disposal are combined and presented as net income or loss from discontinued operations, net of tax, in the statement of income or loss.

Accounting changes for fiscal 2018

Effective January 1, 2018, the Company changed it’s presentation currency and adopted two new accounting standards, IFRS 9 and IFRS 15. Refer to note 5 for a summary of the impact of these changes on the consolidated financial statements. Qualitative details of the changes are as follows:

A.
Change in Presentation Currency

Effective January 1, 2018, the Company changed its presentation currency to CAD from USD. This change in presentation currency was made to better reflect the Company’s current business activities, which are now predominantly focused in Canada following the disposal of the Company’s African and Asia mining segments in fiscal 2016 and 2015, respectively.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for all periods presented in the annual financial statements are in CAD. The majority of the Company’s current entities, including all of its operating entities, have CAD as their functional currency so their functional currency financial statement amounts have been carried forward into the consolidated results. The financial statements of entities with a functional currency of USD have been translated into CAD in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, as follows:

●
Assets and liabilities presented and previously reported in USD have been translated into CAD using period-end exchange rates of 1.3426 (January 1, 2017) and 1.2545 (December 31, 2017);
●
Consolidated statements of income and other comprehensive income have been translated using average foreign exchange rates prevailing during the reporting periods which ranged from 1.2528 to 1.3449;
●
Investment in associates and shareholder’s equity balances have been translated using historical foreign exchange rates in effect on the date that transactions occurred; and
●
Resulting exchange differences have been recorded within the foreign currency translation reserve accounts.

B.
Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On adoption of IFRS 9, Denison elected not to measure any of its equity instruments using the fair value through other comprehensive income (“FVTOCI”) approach and instead chose to use the fair value through profit and loss (“FVTPL”) measurement method. Previously, under IAS 39, the Company had classified a subset of its equity instruments as “available for sale” and recognized unrealized gains or losses on these investments in other comprehensive income (loss), similar to the FVTOCI approach under IFRS 9.

The Company adopted the provisions of IFRS 9 on January 1, 2018 and has applied the amendment retrospectively, through an adjustment to its opening equity as at January 1, 2017, reflecting a reclassification of the FVTOCI amount previously included in accumulated other comprehensive income (“AOCI”) to Deficit. Any subsequent changes in AOCI for changes in FVTOCI during fiscal 2017 have been reversed and reflected as a component of net income (loss) for the period.

There were no other material amounts arising from the adoption of IFRS 9.

C.
Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 replaced IAS 18 “Revenue” and IAS 11 ”Construction Contracts” and related interpretations.

The Company reviewed its revenue recognition policies related to its UPC management services and its DES care and maintenance services and determined that no changes in timing or measurement of the revenue previously recognized were required on adoption of IFRS 15.

In its review of toll milling revenue recognition and its arrangement with Anglo Pacific Group PLC and its subsidiaries (the “APG Arrangement” and “APG”, respectively – see note 12), the Company determined that the adoption of IFRS 15 required a change to the Company’s accounting policy for deferred revenue associated with the APG Arrangement. Previously, the Company amortized the net proceeds of the APG Arrangement into revenue, on a pro-rata basis, based on the actual cash receipts from toll milling received in the period as a percentage of the total remaining undiscounted cash receipts expected to be received over the life of the arrangement. IFRS 15 requires that the APG deferred revenue be separated into a revenue component and a financing component. The transaction price associated with the revenue component is considered “variable” consideration under the standard. The transaction price has initially been measured at the transaction date as the aggregate of the net proceeds from the APG Arrangement and the expected financing charges to be incurred over the contract life, and is subsequently remeasured as changes to the timing or volume of the toll milling production profile occur. Revenue is recognized into net income (loss) based on the average toll milling drawdown rate multiplied by toll milling production during the period. The average toll milling drawdown rate is computed based on estimates of the transaction price over the life of the contract divided by the estimated toll milling production to be delivered over the life of the contract. Changes in the estimated average toll milling drawdown rate are required to be retroactively adjusted each period with a cumulative adjustment to revenue. The financing component, computed annually, is based upon the discount rate applicable to the APG Arrangement up-front fee received multiplied by the outstanding deferred revenue liability amount.

The Company adopted the provisions of IFRS 15 on January 1, 2018 and has applied the provisions of IFRS 15 on a full retrospective basis. This retrospective adoption has resulted in adjustments to increase revenues and finance expenses associated with the APG Arrangement, starting at the inception of the APG Arrangement in February 2017, with the resulting net income (loss) impact being partly offset by the recognition of additional deferred tax recoveries.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Accounting changes for fiscal 2019

A.
IFRS 16 Leases (“IFRS 16”)

IFRS 16 requires lessees to recognize assets and liabilities for most leases. Under current standards, the Company expenses its lease payments. Application of IFRS 16 is mandatory for reporting periods beginning on or after January 1, 2019. The Company expects the adoption of IFRS 16 to result in the following: a) increased reported assets and liabilities; b) increased depreciation and accretion expense and decreased lease expense within the statement of income (loss); and c) decreased cash outflows from operations and increased cash outflows from financing as lease payments will be recorded as financing outflows in the cash flow statement. Assessments of the magnitude of the above impacts of adopting the standard are ongoing.

Comparative numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

A.
Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

B.
Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

C.
Deferred revenue – pre-sold toll milling

In February 2017, Denison closed an arrangement with APG. Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 14) for an upfront cash payment. The APG Arrangement consisted of a loan structure and a stream arrangement. Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

D.
Deferred revenue – pre-sold toll milling – revenue recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date (see note 14).

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically in the quarter that information relating to Cigar Lake uranium resource updates and / or production schedules becomes publicly available), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments, which are non-cash in nature, could be material.

E.
Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

F.
Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

5.
CHANGE IN PRESENTATION CURRENCY AND ADOPTION OF NEW STANDARDS

The impact of the changes in presentation currency and the adoption of new accounting pronouncements (see note 3) on the consolidated financial statements is as follows:

Consolidated Statement of Financial Position – As at January 1, 2017

	Previously
	Reported	Reported	IFRS	Restated
(in thousands)	in USD	in CAD	Adoption	CAD

Assets
Current	$17,113	$22,976	$-	$22,976
Non-Current	200,310	268,657	-	268,657
Total assets	217,423	291,633	-	291,633

Liabilities
Current	$7,260	$9,749	$-	$9,749
Non-Current	37,452	50,282	-	50,282
Total liabilities	44,712	60,031	-	60,031

Equity
Share capital	$1,140,631	$1,295,235	$-	$1,295,235
Share purchase warrants	-	-	-	-
Contributed surplus	54,306	60,612	-	60,612
Deficit
Opening	(961,440)	(1,124,532)	9 (1)	(1,124,523)
Accumulated other comprehensive income (loss)
Cumulative foreign currency translation	(61,371)	(446)	-	(446)
Unamortized experience gain	578	724	-	724
Unrealized gain on investments	7	9	(9) (1)	-
Total equity	172,711	231,602	-	231,602
Total liabilities and equity	$217,423	$291,633	$-	$291,633

(1)
Represents adjustments related to the adoption of IFRS 9 (see note 3).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position – As at December 31, 2017

	Previously
	Reported	Reported	IFRS	Restated
(in thousands)	in USD	in CAD	Adoption	CAD

Assets
Current	$40,135	$50,352	$-	$50,352
Non-Current	219,933	275,948	-	275,948
Total assets	260,068	326,300	-	326,300

Liabilities
Current
Deferred revenue	$2,498	$3,134	$1,802 (2)	$4,936
All other current liabilities	8,497	10,660	-	10,660
	10,995	13,794	1,802	15,596
Non-Current
Deferred revenue	27,181	34,100	(384) (2)	33,716
Deferred income tax liability	14,182	17,792	(370) (3)	17,422
All other non-current liabilities	23,758	29,805	-	29,805
	65,121	81,697	(754)	80,943
Total liabilities	76,116	95,491	1,048	96,539

Equity
Share capital	$1,151,927	$1,310,473	$-	$1,310,473
Share purchase warrants	333	435	-	435
Contributed surplus	55,165	61,799	-	61,799
Deficit
Opening	(961,440)	(1,124,532)	9 (1)	(1,124,523)
Net income (loss)	(14,168)	(18,520)	5 (1)
			(1,418) (2)
			370 (3)	(19,563)
Accumulated other comprehensive income (loss)
Cumulative foreign currency translation	(48,454)	416	-	416
Unamortized experience gain	578	724	-	724
Unrealized gain on investments	11	14	(14) (1)	-
Total equity	183,952	230,809	(1,048)	229,761
Total liabilities and equity	$260,068	$326,300	$-	$326,300

(1)
Represents adjustments related to the adoption of IFRS 9 (see note 3);
(2)
Represents adjustments related to the adoption of IFRS 15 (see note 3); and
(3)
Represents adjustments related to the tax impact of the adoption of IFRS 15 (see note 3).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) – year ended December 31, 2017

	Previously
	Reported	Reported	IFRS	Restated
(in thousands)	in USD	in CAD	Adoption	CAD

Revenues	$11,085	$14,370	$1,697 (2)	$16,067

Other income (expense) (3)	1,599	1,990	5 (1)	1,995
Finance income (expense)	(858)	(1,111)	(3,115) (2)	(4,226)
Deferred income tax recovery (expense)	3,638	4,796	370 (2)	5,166

Net loss for the period	$(14,168)	$(18,520)	$(1,043)	$(19,563)

Other comprehensive income (loss)
Unrealized gain (loss) on investments	4	5	(5) (1)	-
Foreign currency translation change	12,917	862	-	862

Comprehensive income (loss) for the period	$(1,247)	$(17,653)	$(1,048)	$(18,701)

(1)
Represents adjustments related to the adoption of IFRS 9;
(2)
Represents before tax and tax adjustments related to the adoption of IFRS 15; and
(3)
The amount reported separately as “Foreign exchange” has been grouped into “Other income (expense)” to be consistent with the presentation for fiscal 2018.

Consolidated Statement of Cash Flow – year ended December 31, 2017

	Previously
	Reported	Reported	IFRS	Restated
(in thousands)	in USD	in CAD	Adoption	CAD

Net cash provided by operating activities	$12,380	16,875	-	16,875
Net cash used in investing activities	(35,502)	(47,724)	-	(47,724)
Net cash provided by financing activities	13,743	18,591	-	18,591

Increase (decrease) in cash and equivalents	(9,379)	(12,258)	-	(12,258)

Foreign exchange effect on cash and equivalents	439	-	-	-
Cash and equivalents, beginning of period	11,838	15,894	-	15,894

Cash and equivalents, end of period	$2,898	$3,636	$-	$3,636

6.
DISCONTINUED OPERATIONS

Discontinued operation – Africa Mining Division

The 2017 discontinued operations loss of $109,000 reflects additional transaction costs incurred by the Company for professional fees related to the sale of the Africa Mining Division to GoviEx Uranium Inc. (“GoviEx”) in June 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated statement of income (loss) for the Africa Mining Division discontinued operation for 2018 and 2017 is as follows:

(in thousands)	2018	2017

Net loss for the period	-	-
Loss on disposal	-	(109)
Loss from discontinued operations	$-	$(109)

Cash flows for the Africa Mining Division discontinued operation for 2018 and 2017 is as follows:

(in thousands)	2018	2017

Cash inflow (outflow):
Operating activities	$-	$-
Investing activities	-	(109)
Net cash outflow for the period	$-	$(109)

7.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Cash	$1,152	$2,717	$6,927
Cash in MLJV and MWJV	654	913	1,557
Cash equivalents	21,401	6	7,410
	$23,207	$3,636	$15,894

Cash equivalents consist of various investment savings account instruments and money market funds all of which are short term in nature, highly liquid and readily convertible into cash.

8.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Trade receivables	$2,952	$3,999	$2,406
Receivables in MLJV and MWJV	571	640	783
Sales tax receivables	98	84	23
Sundry receivables	201	68	14
Loan receivable (note 25)	250	-	-
	$4,072	$4,791	$3,226

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

9.
INVENTORIES

The inventories balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Uranium concentrates	$526	$526	$526
Inventory of ore in stockpiles	2,098	2,098	2,098
Mine and mill supplies in MLJV	3,058	2,928	2,670
	$5,682	$5,552	$5,294

Inventories-by balance sheet presentation:
Current	$3,584	$3,454	$3,196
Long term-ore in stockpiles	2,098	2,098	2,098
	$5,682	$5,552	$5,294

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

10.
INVESTMENTS

The investments balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Investments:
Debt instrument	$-	$37,807	$-
Equity instruments	2,255	7,359	5,049
	$2,255	$45,166	$5,049

Investments-by balance sheet presentation:
Current	$-	$37,807	$-
Long-term	2,255	7,359	5,049
	$2,255	$45,166	$5,049

   The investments continuity summary is as follows:

(in thousands)	2018	2017

Balance-January 1	$45,166	$5,049
Purchases
Equity instruments	-	200
Debt instruments	-	40,000
Sales / redemptions
Debt instruments	(37,500)	(2,500)
Fair value (loss) gain to profit and loss	(5,411)	2,417
Balance-December 31	$2,255	$45,166

Equity instruments consists of shares and warrants in publicly-traded companies. Debt instruments at December 31, 2017 consisted of a 5 year redeemable guaranteed investment certificate (“GIC”) with guaranteed early redemption rates of interest ranging between 0.25% and 1.60% per annum. The GIC was fully redeemed in 2018.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Investment purchases, sales, impairments and other movements

During 2018, the Company redeemed GIC debt instruments of $37,500,000.

During 2017, the Company purchased GIC debt instruments at a cost of $40,000,000 and it purchased additional equity instruments in Skyharbour Resources Ltd (“Skyharbour”) at a cost of $200,000.

During 2017, the Company redeemed GIC debt instruments of $2,500,000.

11.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Investment in associates-by investee:
GoviEx	$5,582	$5,305	$6,011
	$5,582	$5,305	$6,011

A summary of the investment in GoviEx is as follows:

(in thousands except share amounts)	Number of Common Shares

Balance-January 1, 2017	65,144,021	$6,011
Share of equity loss	-	(1,015)
Dilution gain	-	309
Balance-December 31, 2017	65,144,021	$5,305

Share of equity loss	-	(472)
Dilution gain	-	749
Balance-December 31, 2018	65,144,021	$5,582

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At December 31, 2018, Denison holds an approximate 16.21% interest in GoviEx based on publicly available information (December 31, 2017: 18.72%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on December 31, 2018 was $0.15 per share which corresponds to a quoted market value of $9,772,000 (December 31, 2017: $17,589,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Denison records its equity investment entries in GoviEx one quarter in arrears (due to the information not yet being publicly available), adjusted for any subsequent material publicly disclosed share issuance transactions that have occurred. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	At December 31	At December 31
(in thousands of USD dollars)	2018	2017

Total current assets	$4,800	$6,978
Total non-current assets	32,432	24,530
Total current liabilities	(8,315)	(7,792)
Total non-current liabilities	-	(112)
Total net assets	$28,917	$23,604

	12 Months Ended	12 Months Ended
(in thousands of USD dollars)	December 31,2018	December 31,2017

Revenue	$-	$-
Net loss	(1,892)	(3,632)
Comprehensive loss	$(1,892)	$(3,632)

Reconciliation of GoviEx net assets to Denison investment carrying value:
Net assets of GoviEx – beginning of period - USD	$23,604	$20,694
Share issue proceeds	6,654	5,796
Contributed surplus change	74	-
Share-based payment reserve change	477	746
Net loss	(1,892)	(3,632)
Net assets of GoviEx – end of period - USD	$28,917	$23,604
Denison ownership interest	16.21%	18.72%
Denison share of net assets of GoviEx	4,687	4,419
Other adjustments	(283)	(216)
Investment in GoviEx – USD	4,404	4,203
At historical exchange rate	1.2675	1.2622
Investment in GoviEx	$5,582	$5,305

12.
RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Cash and cash equivalents	$85	$3,049	$372
Investments	12,170	9,135	2,735
	$12,255	$12,184	$3,107

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,120	$3,049	$2,972
Letters of credit facility pledged assets	9,000	9,000	-
Letters of credit additional collateral	135	135	135
	$12,255	$12,184	$3,107

At December 31, 2018, investments consist of guaranteed investment certificates and a term deposit with a maturity of more than 90 days.

Elliot Lake reclamation trust fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the reclamation trust fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this reclamation trust fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In 2018, the Company deposited an additional $670,000 into the Elliot Lake reclamation trust fund and withdrew $633,000. In 2017, the Company deposited an additional $917,000 into the Elliot Lake reclamation trust fund and withdrew $873,000.

Letters of credit facility pledged assets

At December 31, 2018, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 14, 16 and 17). The monies were initially deposited in 2017.

Letters of credit additional collateral

At December 31, 2018, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 16 and 17).

13.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Plant and equipment:
Cost	$97,243	$96,762	$97,477
Construction-in-progress	6,187	6,424	6,473
Accumulated depreciation	(24,086)	(20,516)	(16,930)
Net book value	$79,344	$82,670	$87,020

Mineral properties:
Cost	$178,947	$166,332	$165,372
Net book value	$178,947	$166,332	$165,372
Total Net book value	$258,291	$249,002	$252,392

The plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-January 1, 2017	$103,950	$(16,930)	$87,020
Additions	257	-	257
Amortization	-	(190)	(190)
Depreciation (note 23)	-	(4,371)	(4,371)
Disposals	(806)	785	(21)
Reclamation adjustment (note 16)	(215)	190	(25)
Balance-December 31, 2017	$103,186	$(20,516)	$82,670

Additions	173	-	173
Amortization	-	(189)	(189)
Depreciation (note 23)	-	(3,661)	(3,661)
Disposals	(365)	91	(274)
Reclamation adjustment (note 16)	436	189	625
Balance-December 31, 2018	$103,430	$(24,086)	$79,344

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The mineral property continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value

Mineral properties:
Balance-January 1, 2017	$165,372	$-	$165,372
Additions	829	-	829
Impairment reversal	331	-	331
Recoveries	(200)	-	(200)
Balance-December 31, 2017	$166,332	$-	$166,332

Additions	18,923	-	18,923
Impairment expense	(6,086)	-	(6,086)
Recoveries	(222)	-	(222)
Balance-December 31, 2018	$178,947	$-	$178,947

Plant and Equipment

Canada Mining Segment

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

Milling activities in 2017 and 2018 at the McClean Lake mill have been dedicated to processing and packaging ore from the Cigar Lake mine.

Environmental Services Segment

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development, evaluation and exploration projects located in Canada which are held directly or through option or various contractual agreements.

Canada Mining Segment

As at December 31, 2018, the Company’s mineral property interests with significant carrying values are (all of the properties below are located in Saskatchewan):

a)
Wheeler River - the Company has a 90% interest in the project (includes the Phoenix and Gryphon deposits);
b)
Waterbury Lake - the Company has a 65.92% interest in the project (includes the J Zone and Huskie deposits) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;
c)
Midwest - the Company has a 25.17% interest in the project (includes the Midwest Main and Midwest A deposits);
d)
Mann Lake - the Company has a 30% interest in the project;
e)
Wolly - the Company has a 21.89% interest in the project;
f)
Johnston Lake – the Company has a 100% interest in the project; and
g)
McClean Lake - the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits).

Wheeler River

In January 2017, Denison Mines Inc.(“DMI”) executed an agreement (“2017 Agreement) with the partners of the WRJV to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the 2017 Agreement, the partners agreed to allow for a one-time election by Cameco Corp. (“Cameco”) to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution was funded by DMI (with DMI funding 75% of the WRJV expenses) in exchange for a transfer of a portion of Cameco’s interest in the WRJV. In 2017, DMI increased its interest in the WRJV from 60% to 63.3% under the terms of the 2017 Agreement.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In September 2018, DMC announced an agreement (“2018 Agreement”) with Cameco to acquire Cameco’s remaining minority interest in the WRJV. On October 26, 2018, the 2018 Agreement was completed and DMC acquired Cameco’s then 23.92% remaining interest in the WRJV in exchange for the issuance of 24,615,000 common shares of DMC. The shares issued to Cameco are subject to a six month escrow period during which time Cameco has agreed to not, directly or indirectly, transfer any of the shares without the prior written consent of Denison. The transfer of shares is also restricted for a further six month period, where Denison retains the right, under certain circumstances, to designate a purchaser upon notice from Cameco of the intent to transfer or sell all or a portion of the shares.

In conjunction with the completion of the 2018 Agreement, the 2017 Agreement was terminated. At that time, in accordance with the 2017 Agreement, DMI’s interest in the WRJV was increased from 63.3% to 66.08%. Combined, Denison’s interest in the WRJV is 90%.

Cameco’s WRJV minority interest acquired by DMC via the 2018 Agreement has been accounted for as an asset acquisition with share based consideration. DMC has recorded a total acquisition value of $17,688,000, including transaction costs of $457,000. The total acquisition value includes $17,529,000 of share based consideration which has been valued using Denison’s closing share price on October 26, 2018 of $0.70 per share.

Waterbury Lake

In 2017, the Company increased its interest in the Waterbury Lake property from 63.01% to 64.22% and further increased it again in 2018 to 65.92% under the terms of the dilution provisions in the agreements governing the project (see note 25).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending $200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional $500,000 by December 31, 2020.

As at December 31, 2018, the Company has spent $551,000 under the option and has earned a 51% interest in the project.

Moore Lake

In June 2016, the Company announced an agreement to option its 100% interest in the Moore Lake property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for cash ($500,000 over 5 years), stock (4,500,000 common shares of Skyharbour) and exploration spending commitments ($3,500,000 over 5 years). The Moore Lake mineral property carrying value was impaired to its estimated remaining recoverable amount based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the option agreement. The option agreement was closed in August 2016 and Denison received 4,500,000 common shares of Skyharbour on closing.

In April 2017, Denison received $200,000 of cash consideration from Skyharbour under the terms of the option agreement and a recovery of $200,000 was recognized as a reduction of the carrying value of the property.

In June 2017, the Company recognized an impairment reversal of $331,000 for Moore Lake based on an update of the estimated recoverable amount remaining to be received under the option agreement.

In August 2018, Denison received the final $300,000 of cash consideration from Skyharbour, completing all of the commitments required under the option agreement. In conjunction with the final cash payment received, Denison recognized a recovery of $212,000 as a reduction of the remaining carrying value of the property, a gain on disposal of $88,000 and transferred its 100% ownership interest in Moore Lake to Skyharbour.

Under the terms of the option agreement, Denison has various back-in rights to re-acquire a 51% interest in the Moore Lake property. In August 2018, Skyharbour achieved the required $3,500,000 in expenditures on the project to trigger the first stage buyback option, which Denison elected not to exercise. Denison retains a second stage buyback option on the property until a further $3,000,000 in expenditures have been incurred on the project by Skyharbour.

Under the terms of the option agreement, Denison is also entitled to nominate a member to Skyharbour’s Board of Directors for as long as Denison maintains a minimum ownership position of 5%. As at December 31, 2018, Denison’s ownership interest in Skyharbour is approximately 8.49% (December 31, 2017: 9.95%).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”), with ALX retaining a 20% interest.

Under terms in the agreement, Denison agreed to fund ALX’s share of the first $12,000,000 in expenditures on the property. Denison also agreed to a work commitment of $3,000,000 over 3 years – should Denison not meet this commitment, Denison’s interest in the property would decrease from 80% to 75% and ALX’s interest would increase from 20% to 25%.

As at December 31, 2018, the Company has spent $4,926,000 on the project since its acquisition in November 2016 and has satisfied the terms of the work commitment condition in the Hook Carter purchase agreement.

Other Properties

In December 2018, due to the Company’s current intention to let various claims on three of its Canadian properties lapse in the normal course, the Company has recognized impairment charges of $6,097,000. The impairment charge has been recognized within the Canada Mining Segment. The remaining recoverable amount of these three properties is estimated to be $1,208,000 which reflects the results of a market-based fair value less costs of disposal assessment completed using both observable and unobservable inputs, including market valuations for recent uranium property exchanges, the Company’s proprietary data about its properties and management’s interpretation of that data. The Company has classified its valuation within Level 3 of the fair value hierarchy. A value in use calculation is not applicable as the Company does not have any expected cash flows from using these properties at this stage.

14. DEFERRED REVENUE

The deferred revenue balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Deferred revenue – pre-sold toll milling	$37,727	$38,652	$-
	$37,727	$38,652	$-

Deferred revenue-by balance sheet presentation:
Current	$4,567	$4,936	$-
Non-current	33,160	33,716	-
	$37,727	$38,652	$-

The deferred revenue liability continuity summary is as follows:

(in thousands)	2018	2017

Balance-January 1	$38,652	$-
Proceeds of APG Arrangement, net
Upfront proceeds	-	43,500
Less: toll milling cash receipts from July 1, 2016 to January 31, 2017	-	(3,520)
Revenue earned during the period	(4,239)	(4,443)
Accretion	3,314	3,115
Balance-December 31	$37,727	$38,652

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Arrangement with Anglo Pacific Group PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison discounted at a rate of 8.50%.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The Company has reflected payments made to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and has reduced the initial deferred revenue balance to $39,980,000 at the transaction date.

In connection with the closing of the APG Arrangement, Denison reimbursed APG for USD$100,000 in due diligence costs and granted 1,673,077 share purchase warrants to APG in satisfaction of a $435,000 arrangement fee payable. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.91%, expected stock price volatility of 51.47%, expected life of 3.0 years and expected dividend yield of nil$. The warrants have an exercise price of $1.27 per share and will be exercisable for a period of 3 years from the date of closing of the financing (see note 20). In addition, the terms of the BNS Letters of Credit Facility between BNS and Denison were amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, BNS and Denison (see note 17).

The Company’s share of toll milling revenue for January 2017, prior to the closing of the transaction with APG, of $587,000 has been recognized as toll milling revenue in the quarter ending March 31, 2017. Following the closing of the APG Arrangement, the Company has recognized $4,443,000 in additional toll milling revenue in 2017 from the draw-down of deferred revenue based on Cigar Lake toll milling production of 16,200,000 pounds U3O8 (100% basis).

In 2018, the Company has recognized $4,239,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 18,018,000 pounds U3O8 (100% basis). The drawdown in 2018 includes a cumulative decrease in revenue for prior periods of $332,000 resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2018.

15. POST-EMPLOYMENT BENEFITS

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2016. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the most recent valuation are listed below:

●
Discount rate of 3.10%;
●
Medical cost increase trend rates of 7.00% per year in 2017, grading down by 0.125% per year to 4.625% in 2036 and using a rate at 4.00% per year thereafter; and
●
Dental cost increase trend rates of 4.00% per year for ten years, followed by 3.50% for the next ten years and 3.00% per year thereafter.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The post-employment benefits balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Accrued benefit obligation	$2,295	$2,365	$2,459
	$2,295	$2,365	$2,459

Post-employment benefits-by balance sheet presentation:
Current	$150	$250	$250
Non-current	2,145	2,115	2,209
	$2,295	$2,365	$2,459

The post-employment benefits continuity summary is as follows:

(in thousands)	2018	2017

Balance-January 1	$2,365	$2,459
Accretion	72	74
Benefits paid	(142)	(168)
Balance-December 31	$2,295	$2,365

16. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Reclamation obligations-by item:
Elliot Lake	$17,205	$16,771	$16,742
McClean and Midwest Joint Ventures	12,837	11,716	11,384
Other	22	22	22
	$30,064	$28,509	$28,148

Reclamation obligations-by balance sheet presentation:
Current	$877	$819	$1,088
Non-current	29,187	27,690	27,060
	$30,064	$28,509	$28,148

The reclamation obligations continuity summary is as follows:

(in thousands)	2018	2017

Balance-January 1	$28,509	$28,148
Accretion	1,316	1,296
Expenditures incurred	(755)	(981)
Liability adjustments-income statement (note 23)	369	71
Liability adjustments-balance sheet (note 13)	625	(25)
Balance-December 31	$30,064	$28,509

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost, based on assumptions as to what levels of treatment will be required in the future, discounted at 4.53% (2017: 4.62%). As at December 31, 2018, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $32,957,000 (December 31, 2017: $32,803,000). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 12).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 4.53% (2017: 4.62%). As at December 31, 2018, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $23,275,000 (December 31, 2017: $22,810,000). The majority of the reclamation costs are expected to be incurred between 2036 and 2054. Revisions to the reclamation liabilities for McClean Lake and Midwest are recognized on the balance sheet as adjustments to the net reclamation assets associated with the sites ..

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan based on periodic filings of estimated reclamation plans and the associated undiscounted future reclamation costs included therein. Accordingly, as at December 31, 2018, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of the Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

17. OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Debt obligations	$-	$-	$370
Unamortized fair value of toll milling contracts	-	-	905
Flow-through share premium obligation (note 19)	1,337	3,835	2,420
	$1,337	$3,835	$3,695

Other liabilities-by balance sheet presentation:
Current	$1,337	$3,835	$2,850
Non-current	-	-	845
	$1,337	$3,835	$3,695

The debt obligations continuity summary is as follows:

(in thousands)	2018	2017

Balance-January 1	$-	$370
Repayments	-	(370)
Balance-December 31	$-	$-

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract. In February 2017, in conjunction with the APG Arrangement, the Company extinguished the remaining unamortized fair value of its toll milling contract liabilities and recognized a gain of $899,000 as a component of “Other income (expense)” – see note 23.

Letters of Credit Facility

In 2018, the Company had a facility in place with BNS for credit of up to $24,000,000 with a one year term and a maturity date of January 31, 2019 (the “2018 facility”). Use of the 2018 facility is restricted to non-financial letters of credit in support of reclamation obligations.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The 2018 facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $131,000,000 and a pledge of $9,000,000 in restricted cash and investments as collateral for the facility (see note 12). During 2018, the maintenance level for the tangible net worth covenant was amended from USD$150,000,000 to accommodate the Company’s change in presentation currency (see note 2). As additional security for the 2018 facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2018 facility is subject to letter of credit fees of 2.40% (0.40% on the first $9,000,000) and standby fees of 0.75%.

At December 31, 2018, the Company was in compliance with its 2018 facility covenants and $24,000,000 of the 2018 facility was being utilized as collateral for certain letters of credit (December 31, 2017 - $24,000,000). During 2018 and 2017, the Company incurred letter of credit and standby fees of $397,000 and $411,000, respectively.

In January 2019, the Company has entered into an agreement with BNS to amend the terms of the 2018 facility to extend the maturity date to January 31, 2020 (see note 29).

18. INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2018	2017

Deferred income tax:
Origination of temporary differences	$4,520	$1,930
Tax benefit-previously unrecognized tax assets	3,852	3,307
Prior year over (under) provision	(78)	(71)
	8,294	5,166
Income tax recovery	$8,294	$5,166

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2018	2017

Loss before taxes from continuing operations	$(38,371)	$(24,620)
Combined Canadian tax rate	26.50%	26.50%
Income tax recovery at combined rate	10,168	6,524

Difference in tax rates	7,573	2,096
Non-deductible amounts	(5,996)	(2,237)
Non-taxable amounts	1,439	1,795
Previously unrecognized deferred tax assets (1)	3,852	3,307
Renunciation of tax attributes-flow through shares	(1,589)	(2,827)
Change in deferred tax assets not recognized	(7,488)	(3,743)
Prior year over (under) provision	(78)	(71)
Other	413	322
Income tax recovery	$8,294	$5,166

(1)
The Company has recognized certain previously unrecognized Canadian tax assets in 2018 and 2017 as a result of the renunciation of certain tax benefits to subscribers pursuant to its March 2017 $14,499,790 and May 2016 $12,405,000 flow-through share offerings.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Deferred income tax assets:
Property, plant and equipment, net	$381	$977	$889
Post-employment benefits	600	617	645
Reclamation obligations	8,798	8,296	8,217
Other liabilities	-	-	237
Tax loss carry forwards	13,346	11,718	11,790
Other	8,164	7,522	6,081
Deferred income tax assets-gross	31,289	29,130	27,859
Set-off against deferred income tax liabilities	(31,289)	(29,130)	(27,859)
Deferred income tax assets-per balance sheet	$-	$-	$-

Deferred income tax liabilities:
Inventory	$(742)	$(741)	$(744)
Investments	29	(651)	(368)
Investments in associates	(23)	14	(80)
Property, plant and equipment, net	(42,313)	(44,042)	(45,581)
Other	(1,203)	(1,132)	(1,254)
Deferred income tax liabilities-gross	(44,252)	(46,552)	(48,027)
Set-off of deferred income tax assets	31,289	29,130	27,859
Deferred income tax liabilities-per balance sheet	$(12,963)	$(17,422)	$(20,168)

The deferred income tax liability continuity summary is as follows:

(in thousands)	2018	2017

Balance-January 1	$(17,422)	$(20,168)
Recognized in income (loss)	8,294	5,166
Recognized in other liabilities (flow-through shares)	(3,835)	(2,420)
Balance-December 31	$(12,963)	$(17,422)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Deferred income tax assets not recognized
Property, plant and equipment	$10,439	$8,472	$6,678
Tax losses – capital	66,527	66,763	36,981
Tax losses – operating	29,220	27,530	26,628
Tax credits	1,126	1,125	1,154
Other deductible temporary differences	2,220	826	783
Deferred income tax assets not recognized	$109,532	$104,716	$72,224

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2018	2017

Tax losses - gross
Canada	2025-2038	$158,437	$147,046
Tax losses - gross		158,437	147,046
Tax benefit at tax rate of 25% - 27%		42,566	39,248
Set-off against deferred tax liabilities		(13,346)	(11,718)
Total tax loss assets not recognized		$29,220	$27,530

Tax credits
Canada	2025-2035	1,126	1,125
Total tax credit assets not recognized		$1,126	$1,125

19. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance-January 1, 2017	540,722,365	$1,295,235
Issued for cash:
Share issue proceeds	18,337,000	20,000
Share issue costs	-	(1,129)
Share option exercises	128,873	90
Share option exercises-fair value adjustment	-	112
Flow-through share premium liability (note 17)	-	(3,835)
Share cancellations	(5,029)	-
	18,460,844	15,238
Balance-December 31, 2017	559,183,209	$1,310,473

Issued for cash:
Share issue proceeds	4,950,495	5,000
Share issue costs	-	(451)
Acquisition-Wheeler River additional interest (note 13)	24,615,000	17,231
Acquisition-Wheeler River additional interest–transaction costs (note 13)	426,382	298
Flow-through share premium liability (note 17)	-	(1,337)
	29,991,877	20,741
Balance-December 31, 2018	589,175,086	$1,331,214

Share Issues

In March 2017, Denison completed a private placement of 18,337,000 shares of Denison for gross proceeds of $20,000,290. The aggregate share offering was comprised of the following three elements: (1) a “Common Share” offering which consisted of 5,790,000 common shares of Denison at a price of $0.95 per share for gross proceeds of $5,500,500; (2) a “Tranche A Flow-Through” offering which consisted of 8,482,000 flow-through shares at a price of $1.12 per share for gross proceeds of $9,499,840; and (3) a “Tranche B Flow-Through” offering which consisted of 4,065,000 flow-through shares at a price of $1.23 per share for gross proceeds of $4,999,950. The income tax benefits of the flow-through elements of this issue were renounced to subscribers with an effective date of December 31, 2017. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at December 31, 2017 and were extinguished during 2018 (see note 17).

In November 2018, Denison completed a private placement of 4,950,495 flow-through common shares at a price of $1.01 per share for gross proceeds of $5,000,000. The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2018. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at December 31, 2018 and will be extinguished during 2019 when the tax benefit is renounced to the shareholders (see note 17).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Share Cancellations

In January 2017, 5,029 shares were cancelled in connection with the January 2014 acquisition of the minority interest of Rockgate Capital Corp (“RCC”). RCC shareholders were entitled to exchange their RCC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2017, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2018, the Company estimates that it has satisfied its obligation to spend $14,499,790 on eligible exploration expenditures as a result of the issuance of Tranche A and Tranche B flow-through shares in March 2017. The Company renounced the income tax benefits of this issue in February 2018, with an effective date of renunciation to its subscribers of December 31, 2017. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery in 2018 (see note 18).

As at December 31, 2018, the Company estimates that it incurred $253,000 of expenditures towards its obligation to spend $5,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in November 2018.

20. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD)	Issuable	Amount

Balance-January 1, 2017	$-	-	$-

February 2017 warrants issued	1.27	1,673,077	435
Balance-December 31, 2017 and 2018	$1.27	1,673,077	$435

The February 2017 warrants were issued in conjunction with the APG Arrangement (see note 14) and expire on February 14, 2020.

21. SHARE-BASED COMPENSATION

In May 2018, shareholders ratified and confirmed the Company’s new share unit plan and the grant of share units thereunder (further described below). As a result, the Company’s share based compensation arrangements now include restricted share units (“RSUs”) and performance share units (“PSUs”) in addition to stock options.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2018	2017

Share based compensation expense for:
Stock options	$(1,051)	$(1,299)
RSUs	(337)	-
PSUs	(447)	-
Share based compensation expense	$(1,835)	$(1,299)

At December 31, 2018, an additional $1,615,000 in share-based compensation expense remains to be recognized up until April 2023.

Stock Options

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2018, an aggregate of 21,274,893 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to 24 months.

A continuity summary of the stock options of the Company granted under the Plan for 2018 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – January 1, 2018	11,799,650	$0.94
Granted	3,427,543	0.61
Expiries	(816,000)	1.30
Forfeitures	(546,000)	0.90
Stock options outstanding – December 31, 2018	13,865,193	$0.83
Stock options exercisable – December 31, 2018	7,439,950	$0.93

A summary of the Company’s stock options outstanding at December 31, 2018 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.50 to $ 0.99	3.28	11,797,193	$0.74
$ 1.00 to $ 1.19	1.19	1,202,000	1.09
$ 1.20 to $ 1.39	0.35	11,000	1.33
$ 1.40 to $ 1.99	0.18	855,000	1.82
Stock options outstanding - December 31, 2018	2.91	13,865,193	$0.83

Options outstanding at December 31, 2018 expire between March 2019 and September 2023.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2018	2017

Risk-free interest rate	2.02% - 2.12%	0.11% - 1.44%
Expected stock price volatility	43.17% - 48.39%	47.02% - 47.77%
Expected life	3.4 to 3.5 years	3.4 to 3.5 years
Estimated forfeiture rate	2.86% - 3.01%	2.94% - 4.14%
Expected dividend yield	–	–
Fair value per option granted	CAD$0.22 - CAD$0.23	CAD$0.21 - CAD$0.29

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods.

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers and employees of the Company. The maximum number of share units that are issuable under the share unit plan is 15,000,000. Each share unit represents the right to receive one common share from treasury, subject to the satisfaction of various time and / or performance conditions.

Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. Share unit grants are either in the form of RSUs or PSUs. RSUs granted in 2018 vest ratably over a period of three years. PSUs granted in 2018 vest ratably over a period of five years, based upon the achievement of certain non-market performance vesting conditions.

A continuity summary of the RSUs of the Company granted under the share unit plan is presented below:

		Weighted-
		Average
	Number of	Fair Value
	Common	Per RSU
	Shares	(CAD)

RSUs outstanding – January 1, 2018	-	$-
Granted	1,299,432	0.65
Forfeitures	(99,000)	0.65
RSUs outstanding – December 31, 2018	1,200,432	$0.65
RSUs vested – December 31, 2018	-	$-

A continuity summary of the PSUs of the Company granted under the share unit plan is presented below:

Weighted-
Average
	Number of	Fair Value
	Common	Per PSU
	Shares	(CAD)

PSUs outstanding – January 1, 2018	-	$-
Granted	2,200,000	0.65
PSUs outstanding – December 31, 2018	2,200,000	$0.65
PSUs vested – December 31, 2018	-	$-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

22.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2018	2017	2017

Cumulative foreign currency translation	$403	$416	$(446)
Unamortized experience gain – post employment liability
Gross	983	983	983
Tax effect	(259)	(259)	(259)
	$1,127	$1,140	$278

23. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses for continuing operations are as follows:

(in thousands)	2018	2017

Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(3,695)	$(1,043)
Milling, conversion expense	(3,268)	(3,899)
Less absorption:
-Mineral properties	50	50
Cost of services	(8,420)	(8,454)
Inventory-non cash adjustments	(57)	(151)
Cost of goods and services sold	(15,390)	(13,497)
Reclamation asset amortization	(189)	(190)
Reclamation liability adjustments (note 16)	(369)	(71)
Operating expenses	$(15,948)	$(13,758)

The components of other income (expense) for continuing operations are as follows:

(in thousands)	2018	2017

Gains (losses) on:
Foreign exchange	$(1)	$(853)
Disposal of property, plant and equipment	(135)	27
Investment fair value through profit (loss) (note 10)	(5,411)	2,417
Extinguishment of toll milling contract liability (note 17)	-	899
Other	(318)	(495)
Other income (expense)	$(5,865)	$1,995

The components of finance income (expense) for continuing operations are as follows:

(in thousands)	2018	2017

Interest income	$1,049	$265
Interest expense	-	(6)
Accretion expense-deferred revenue (note 14)	(3,314)	(3,115)
Accretion expense-reclamation obligations (note 16)	(1,316)	(1,296)
Accretion expense-post-employment benefits (note 15)	(72)	(74)
Finance expense, net	$(3,653)	$(4,226)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2018	2017

Operating expenses:
Mining, other development expense	$(3)	$(6)
Milling, conversion expense	(3,264)	(3,895)
Cost of services	(233)	(303)
Exploration and evaluation	(124)	(123)
General and administrative	(37)	(44)
Depreciation expense-gross (note 13)	$(3,661)	$(4,371)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

(in thousands)	2018	2017

Salaries and short-term employee benefits	$(8,236)	$(8,079)
Share-based compensation (note 21)	(1,835)	(1,299)
Termination benefits	(20)	(27)
Employee benefits expense-gross	$(10,091)	$(9,405)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2018	2017

Change in non-cash working capital items:
Trade and other receivables	$968	$(1,586)
Inventories	(186)	(409)
Prepaid expenses and other assets	(213)	(99)
Accounts payable and accrued liabilities	(214)	639
Change in non-cash working capital items	$355	$(1,455)

The supplemental cash flow disclosure required for the consolidated statements of cash flows is as follows:

(in thousands)	2018	2017

Supplemental cash flow disclosure:
Interest paid	$-	$(6)
Income taxes paid	-	-

24. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment has historically been further subdivided into geographic regions, being Canada, Africa and Asia, and includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments were disposed of in 2016 and 2015 respectively. The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2018, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	4,239	9,298	2,013	15,550

Expenses:
Operating expenses	(7,528)	(8,211)	(209)	(15,948)
Exploration and evaluation	(15,457)	-	-	(15,457)
General and administrative	(17)	-	(7,172)	(7,189)
Impairment expense	(6,086)	-	-	(6,086)
	(29,088)	(8,211)	(7,381)	(44,680)
Segment income (loss)	(24,849)	1,087	(5,368)	(29,130)

Revenues – supplemental:
Environmental services	-	9,298	-	9,298
Management fees	-	-	2,013	2,013
Toll milling services–deferred revenue	4,239	-	-	4,239
	4,239	9,298	2,013	15,550

Capital additions:
Property, plant and equipment	19,001	95	-	19,096

Long-lived assets:
Plant and equipment
Cost	98,737	4,399	294	103,430
Accumulated depreciation	(20,982)	(2,927)	(177)	(24,086)
Mineral properties	178,947	-	-	178,947
	256,702	1,472	117	258,291

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

 For the year ended December 31, 2017, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	5,029	9,232	1,806	16,067

Expenses:
Operating expenses	(5,304)	(8,230)	(224)	(13,758)
Exploration and evaluation	(16,643)	-	-	(16,643)
General and administrative	(16)	-	(7,664)	(7,680)
Impairment reversal	331	-	-	331
	(21,632)	(8,230)	(7,888)	(37,750)
Segment income (loss)	(16,603)	1,002	(6,082)	(21,683)

Revenues – supplemental:
Environmental services	-	9,232	-	9,232
Management fees	-	-	1,806	1,806
Toll milling services	587	-	-	587
Toll milling services–deferred revenue	4,442	-	-	4,442
	5,029	9,232	1,806	16,067

Capital additions:
Property, plant and equipment	1,035	51	-	1,086

Long-lived assets:
Plant and equipment
Cost	98,558	4,334	294	103,186
Accumulated depreciation	(17,652)	(2,724)	(140)	(20,516)
Mineral properties	166,332	-	-	166,332
	247,238	1,610	154	249,002

As at January 1, 2017, reportable segment amounts for the Company’s long-lived assets were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total

Long-lived assets:
Plant and equipment
Cost	99,278	4,378	294	103,950
Accumulated depreciation	(14,339)	(2,495)	(96)	(16,930)
Mineral properties	165,372	-	-	165,372
	250,311	1,883	198	252,392

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2018, one customer from the corporate and other segment, three customers from the DES segment and one customer from the mining segment accounted for approximately 97% of total revenues consisting of 13%, 57% and 27% respectively. During 2017, one customer from the corporate and other segment, three customers from the DES segment and one customer from the mining segment accounted for approximately 95% of total revenues consisting of 11%, 53% and 31% respectively.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Revenue Commitments

Denison’s revenue portfolio consists of short and long-term sales commitments. The following table summarizes the expected future revenue, by segment, based on the customer contract commitments and information that exists as at December 31, 2018:

(in thousands)	2019	2020	2021	2022	2023	There- after	Total

Revenues – by Segment:
Canada Mining
Toll milling services – APG Arrangement	4,567	4,567	4,567	4,567	4,567	46,724	69,559
D.E.S
Environmental services	4,761	874	-	-	-	-	5,635
Corporate and Other
Management fees	489	-	-	-	-	-	489
Total Revenue Commitments	9,817	5,441	4,567	4,567	4,567	46,724	75,683

With the exception of the toll milling services related to the APG Arrangement, the amounts in the table above represent the estimated consideration that Denison will be entitled to receive when it satisfies the remaining performance obligations in its customer contracts. Various assumptions, consistent with past experience, have been made where the quantity of the performance obligation may vary.

The APG Arrangement toll milling revenue commitment represents the estimated non-cash amount of the revenue component of the Company’s deferred revenue balance at December 31, 2018 (see note 14). The difference between the total revenue commitment amount above and the liability on the balance sheet represents the cumulative remaining impact of discounting to the end of the APG Arrangement contract.

25.
RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC that was renewed in 2016 with an effective start date of April 1, 2016 and a term of three years. Under the current agreement, Denison receives the following fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2018	2017

Management fees:
Base and variable fees	$1,739	$1,438
Discretionary fees	50	-
Commission fees	224	368
	$2,013	$1,806

At December 31, 2018, accounts receivable includes $303,000 (December 31, 2017: $481,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate entered into an amended and restated strategic relationship agreement, in large part providing KHNP’s affiliate with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP’s affiliate to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2018, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.89%. KHNP Canada Energy Ltd (“KHNP Canada”), a subsidiary of KHNP, is the holder of the majority of Denison’s shares.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and the WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2018, WLUC is owned by Denison (60%) and KWULP (40%) while the WLULP is owned by Denison (65.92% - limited partner), KWULP (34.06% - limited partner) and WLUC (0.02% - general partner). When a spending program is approved, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the limited partners’ voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate $10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate $15,000,000 until December 31, 2019.

In 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 63.01% to 64.22%, in two steps, which has been accounted for using effective dates of May 31, 2017 and August 31, 2017. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $779,000.

In 2018, Denison funded 100% of the approved fiscal 2018 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 64.22% to 65.92%, in two steps, which has been accounted for using effective dates of May 31, 2018 and October 31, 2018. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $1,141,000.

Other

On December 12, 2018, the Company lent $250,000 to GoviEx pursuant to a credit agreement between the parties (see note 8). The loan is unsecured, bears interest at 7.5% per annum and is payable on demand at any time that is 60 days after the lending date.

During 2018, the Company incurred investor relations, administrative service fees and other expenses of $209,000 (2017: $186,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

During 2018, the Company incurred office and other expenses of $81,000 (2017: $60,000) with Lundin S.A, a company which provided office, administration and other services to the former executive chairman, other directors and management of Denison. The agreement for the office and administration services was terminated effective September 30, 2018. At December 31, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following compensation was awarded to key management personnel:

(in thousands)	2018	2017

Salaries and short-term employee benefits	$(1,759)	$(1,670)
Share-based compensation	(1,522)	(1,104)
Key management personnel compensation	$(3,281)	$(2,774)

26. CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions and / or business units via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

	At December 31	At December 31
(in thousands)	2018	2017

Net cash:
Cash and cash equivalents	$23,207	$3,636
Investments in debt instruments (note 10)	-	37,807
Debt obligations-current (note 17)	-	-
Net cash	$23,207	$41,443

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)
Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2018	2017

Cash and cash equivalents	$23,207	$3,636
Trade and other receivables	4,072	4,791
Investments in debt instruments	-	37,807
Restricted cash and investments	12,255	12,184
	$39,534	$58,418

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers whom have established credit worthiness with the Company through past dealings.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, its financial covenants and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities at December 31, 2018 are as follows:

(in thousands)	Within 1 Year	1 to 5 Years

Accounts payable and accrued liabilities	$5,554	$-
	$5,554	$-

(c)
Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As at December 31, 2018, the Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars. Some small foreign exchange risk exists from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company but the risk is minimal.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

(d)
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings, if any, and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)
Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2018:

Change in
net income
(in thousands)	(loss)

Equity price risk
10% increase in equity prices	$368
10% decrease in equity prices	(305)

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2018, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.
The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2018 and December 31, 2017:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2018	2017
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$23,207	$3,636
Trade and other receivables	Category B		4,072	4,791
Investments
Debt instruments-GICs	Category A	Level 2	-	37,807
Equity instruments-shares	Category A	Level 1	2,007	2,833
Equity instruments-warrants	Category A	Level 2	248	4,526
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,120	3,049
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$41,789	$65,777

Financial Liabilities:
Account payable and accrued liabilities	Category C		5,554	5,756
Debt obligations	Category C		-	-
			$5,554	$5,756

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

27. COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry a.s

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable.

On December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. The three person arbitration panel was appointed on February 28, 2018, and UI submitted a formal response and counterclaim on October 19, 2018. As of the date hereof, arbitration proceedings are continuing, including further submissions of documentation to the arbitration panel by the Company and UI.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2018, the Company had: (a) outstanding letters of credit of $24,135,000 for reclamation obligations of which $24,000,000 is collateralized by the Company’s 2018 credit facility (see note 17) and the remainder is collateralized by cash (see note 12); and (b) outstanding performance bonds of $790,000 as security for various contractual performance obligations.

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)

2019	$(319)
2020	(291)
2021	(226)
2022	(126)
2023	(103)
Thereafter	(194)
$(1,259)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

28. INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint operations of the Company at December 31, 2018 are listed below.

			December	Fiscal
	Place		31, 2018	2018
	Of	Entity	Ownership	Participating	Accounting
	Business	Type (1)	Interest (2)	Interest (3)	Method (4)
Subsidiaries
Denison Mines Inc.	Canada		100.00%	N/A	Consolidation
Denison AB Holdings Corp.	Canada		100.00%	N/A	Consolidation
Denison Waterbury Corp	Canada		100.00%	N/A	Consolidation
9373721 Canada Inc.	Canada		100.00%	N/A	Consolidation
Denison Mines (Bermuda) I Ltd	Bermuda		100.00%	N/A	Consolidation

Associates
GoviEx Uranium Inc.	Africa		16.21%	N/A	Equity Method

Joint Operations
Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	100%	Voting Share
Waterbury Lake Uranium LP	Canada	JO-1	65.92%	100%	Voting Share
McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	90.00%	75.85%	Proportionate Share
Mann Lake	Canada	JO-2	30.00%	30.00%	Proportionate Share
Wolly	Canada	JO-2	21.89%	Nil%	Proportionate Share

(1)
Joint operations are further subdivided into the following two entity types: JO-1=Joint Operations having joint control as defined by IFRS 11; and JO-2=Joint Operations not having joint control and beyond the scope of IFRS 11;
(2)
Ownership Interest represents Denison’s percentage ownership / voting interest in the entity or contractual arrangement;
(3)
Participating interest represents Denison’s percentage funding contribution to the particular joint operation arrangement. This percentage can differ from voting interest in instances where other parties to the arrangement have carried interests in the arrangement and / or are earning-in or diluting their voting interest in the arrangement; and
(4)
Voting share or proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its ownership interest or participating interest, respectively.

WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp acquisition in April 2013. Denison uses its voting interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2018, Denison funded 100% of the activities in these joint operations pursuant to the terms of an agreement that allows it to approve spending for the WLULP without having the required 75% of the voting interest (see note 25).

29. SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 29, 2019, the Company entered into an amending agreement with BNS to extend the maturity date of the 2018 facility (see note 17). Under the 2019 facility amendment, the maturity date has been extended to January 31, 2020. All other terms of the 2019 facility (tangible net worth covenant, pledged cash, investments amounts and security for the facility) remain unchanged from those of the 2018 facility, and the Company continues to have access to credit up to $24,000,000 the use of which is restricted to non-financial letters of credit in support of reclamation obligations.

The 2019 facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.